Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 11 DATED JUNE 19, 2013
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 7 dated April 16, 2013, supplement no. 8 dated April 16, 2013, supplement no. 9 dated May 15, 2013 and supplement no. 10 dated May 28, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition and related financing of a portfolio of three office properties containing an aggregate of 1,062,415 rentable square feet in Dallas, Texas and Gaithersburg, Maryland; and

•	an update to the leasing activity at Town Center.
National Office Portfolio
Acquisition of the National Office Portfolio
On June 19, 2013, we, through indirect wholly owned subsidiaries, acquired from affiliates of CBRE Global Investors a portfolio of office properties containing an aggregate of 1,062,415 rentable square feet located on approximately 13.5 acres of land in Dallas, Texas and Gaithersburg, Maryland (the “National Office Portfolio”). The sellers are not affiliated with the us or our advisor.
The contractual purchase price of the National Office Portfolio was approximately $268.8 million plus closing costs. We funded the purchase of the National Office Portfolio with proceeds from a mortgage loan from an unaffiliated lender (discussed below) and proceeds from this offering.
The National Office Portfolio consists of (i) Preston Commons, an office property consisting of three buildings built in 1958, 1986 and 1986, respectively, and renovated from 2010 to 2013, containing an aggregate of 427,799 rentable square feet of office space and located on approximately 6.3 acres of land in Dallas, Texas, (ii) Sterling Plaza, an office property built in 1984 and renovated from 2010 to 2013, containing 313,609 rentable square feet of office space and located on approximately 2.1 acres of land in Dallas, Texas and (iii) One Washingtonian Center, an office property built in 1990 and renovated from 2010 to 2012, containing 321,007 rentable square feet and located on approximately 5.1 acres of land in Gaithersburg, Maryland.
As of June 1, 2013, the National Office Portfolio was 87% leased to more than 120 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of the National Office Portfolio is approximately $23.8 million. The current weighted-average remaining lease term for the tenants is approximately 5.6 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $30.32 per square foot.
The National Office Portfolio has one tenant that individually occupies more than 10% of the total rentable square feet of the portfolio. The tenant is in the food services industry and has operations in 80 countries. This tenant occupies 181,146 rentable square feet, or approximately 17% of the total rentable square feet of the National Office Portfolio. Its lease expires on December 31, 2023, with two five-year extension options. As of June 1, 2013, the annualized base rent (net of rental abatements) for this tenant was approximately $5.4 million, the remaining lease term was approximately 10.6 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $34.21 per square foot.
We believe that the National Office Portfolio is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to the National Office Portfolio. For federal income tax purposes, the cost of the National Office Portfolio, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

Related Financing of the National Office Portfolio
On June 19, 2013, in connection with our acquisition of the National Office Portfolio, we, through indirect wholly owned subsidiaries, entered into a four-year mortgage loan with Bank of America, National Association, an unaffiliated lender, for borrowings of up to approximately $170.8 million secured by the National Office Portfolio (the “National Office Portfolio Mortgage Loan”). At closing, approximately $162.0 million of the National Office Portfolio Mortgage Loan was funded and the remaining $8.8 million is available for future disbursements to be used for tenant improvements, leasing commissions and capital improvements at the National Office Portfolio, subject to certain terms and conditions contained in the loan documents. The National Office Portfolio Mortgage Loan matures on July 1, 2017, with two one-year extension options, subject to certain conditions and the payment of an extension fee equal to 0.15% of the outstanding principal balance at the time of each extension. Should we meet the conditions and exercise each of our extension options, which would extend the maturity date from July 1, 2017 to July 1, 2019, principal monthly payments would be $185,000 beginning on July 1, 2018. The National Office Portfolio Mortgage Loan bears interest at a floating rate of 150 basis points over one-month LIBOR during the term of the loan and monthly payments are interest only with the entire balance and all outstanding interest and fees due at maturity, assuming no prior prepayment. We have the right to prepay the principal balance of the loan in full at any time and in part from time to time subject to the terms of the loan agreement and upon payment to the lender of an amount equal to any loss suffered by the lender as a result of such prepayment.
KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a limited guaranty of the National Office Portfolio Mortgage Loan with respect to certain potential deficiencies, losses or damages suffered by the lender as a result of certain intentional actions committed by any borrower under the National Office Portfolio Mortgage Loan or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the National Office Portfolio Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving any borrower under the National Office Portfolio Mortgage Loan.
Town Center Leasing Activity
On March 27, 2012, we, through an indirect wholly owned subsidiary, acquired three office buildings containing an aggregate of 522,043 rentable square feet (“Town Center”).  At acquisition, the three office buildings of Town Center were collectively 88% leased to 51 tenants.  As of June 1, 2013, Town Center was 93% leased.  Also as of June 1, 2013, we have entered into three separate lease agreements, which are expected to commence between August and October 2013, for a portion of the vacant space.  These leases encompass an aggregate of 19,548 rentable square feet. Including these three lease agreements, Town Center will be 97% leased.

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